Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES
Brookfield Renewable

Partners L.P.

As at September 30, 2017 and December 31, 2016 and For the three and nine months ended September 30, 2017 and 2016

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF (LOSS) INCOME

UNAUDITED		Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS, EXCEPT AS NOTED)	Notes	2017	2016	2017	2016
Revenues	18	$608	$580	$1,968	$1,881
Other income		7	23	25	55
Direct operating costs		(243)	(275)	(716)	(780)
Management service costs	18	(21)	(16)	(58)	(46)
Interest expense – borrowings	8	(158)	(159)	(477)	(447)
Share of earnings from
equity-accounted investments		4	1	3	1
Unrealized financial instruments loss	4	(14)	(4)	(40)	(6)
Depreciation	7	(202)	(210)	(600)	(593)
Other	3, 16	(2)	6	19	(6)
Income tax (expense) recovery
Current		(15)	(8)	(27)	(20)
Deferred		4	43	(17)	2
		(11)	35	(44)	(18)
Net (loss) income		$(32)	$(19)	$80	$41
Net (loss) income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	9	$(4)	$3	$29	$29
General partnership interest in a holding
subsidiary held by Brookfield	9	(1)	-	-	-
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	9	(18)	(15)	5	(8)
Preferred equity	9	7	6	19	19
Preferred limited partners' equity	10	8	5	21	11
Limited partners' equity	11	(24)	(18)	6	(10)
		$(32)	$(19)	$80	$41
Basic and diluted (loss) earnings per LP Unit		$(0.14)	$(0.12)	$0.04	$(0.07)

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

UNAUDITED	Three months ended Sep 30			Nine months ended Sep 30
(MILLIONS)	Notes	2017	2016	2017	2016
Net (loss) income		$(32)	$(19)	$80	$41
Other comprehensive (loss) income that will not be
reclassified to net (loss) income
Revaluations of property, plant and equipment	7	-	34	11	54
Actuarial loss on defined benefit plans		(4)	(8)	(3)	(11)
Deferred income taxes on above items		2	(1)	-	1
Total items that will not be reclassified to net (loss) income		(2)	25	8	44
Other comprehensive income that may be
reclassified to net (loss) income
Gain (loss) arising during the period on financial
instruments designated as cash-flow hedges	4	6	8	27	(74)
Unrealized (loss) gain on available-for-sale securities	4	(9)	10	2	43
Reclassification adjustments for amounts
recognized in net (loss) income	4	2	(16)	(6)	(39)
Foreign currency translation		321	6	338	1,196
Unrealized loss on foreign exchange swaps -
net investment hedge	4	(52)	(2)	(97)	(102)
Deferred income taxes on above items		7	(5)	11	19
Total items that may be reclassified subsequently to
net (loss) income		275	1	275	1,043
Other comprehensive income		273	26	283	1,087
Comprehensive income		$241	$7	$363	$1,128
Comprehensive income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	9	$115	$40	$127	$564
General partnership interest in a holding
subsidiary held by Brookfield	9	-	-	1	5
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable
units held by Brookfield	9	38	(23)	65	229
Preferred equity	9	30	(3)	64	49
Preferred limited partners' equity	10	8	5	21	11
Limited partners' equity	11	50	(12)	85	270
		$241	$7	$363	$1,128

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED		Sep 30	Dec 31
(MILLIONS)	Notes	2017	2016
Assets
Current assets
Cash and cash equivalents	13	$143	$223
Restricted cash	14	146	121
Trade receivables and other current assets	15	449	454
Financial instrument assets	4	4	55
Due from related parties		62	54
		804	907
Financial instrument assets	4	181	145
Equity-accounted investments	12	471	206
Property, plant and equipment, at fair value	7	25,346	25,257
Goodwill		916	896
Deferred income tax assets		167	150
Other long-term assets	14	140	176
		$28,025	$27,737
Liabilities
Current liabilities
Accounts payable and accrued liabilities	16	$468	$467
Financial instrument liabilities	4	109	156
Due to related parties		83	76
Current portion of long-term debt	8	726	1,034
		1,386	1,733
Financial instrument liabilities	4	150	72
Long-term debt and credit facilities	8	9,270	9,148
Deferred income tax liabilities		3,911	3,802
Other long-term liabilities		321	310
		15,038	15,065
Equity
Non-controlling interests
Participating non-controlling interests - in operating
subsidiaries	9	5,565	5,589
General partnership interest in a holding subsidiary
held by Brookfield	9	53	55
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	9	2,609	2,680
Preferred equity	9	621	576
Preferred limited partners' equity	10	511	324
Limited partners' equity	11	3,628	3,448
		12,987	12,672
		$28,025	$27,737

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
												Participating
											General	non-controlling
											partnership	interests - in a
				Actuarial						Participating	interest in	holding subsidiary
				losses on		Available-	Total	Preferred		non-controlling	a holding	- Redeemable
UNAUDITED	Limited	Foreign		defined		for-sale	limited	limited		interests - in	subsidiary	/Exchangeable
THREE MONTHS ENDED SEPTEMBER 30	partners'	currency	Revaluation	benefit	Cash flow	invest-	partners'	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	ments	equity	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at June 30, 2017	$(379)	$(410)	$4,111	$(7)	$(29)	$30	$3,316	$511	$597	$5,348	$53	$2,575	$12,400
Net (loss) income	(24)	-	-	-	-	-	(24)	8	7	(4)	(1)	(18)	(32)
Other comprehensive income	-	75	-	(2)	5	(4)	74	-	23	119	1	56	273
LP Units issued (Note 11)
Net proceeds	411	-	-	-	-	-	411	-	-	-	-	-	411
Adjustment	(63)	-	-	-	-	-	(63)	-	-	-	1	62	-
Capital contributions	-	-	-	-	-	-	-	-	-	232	-	-	232
Distributions or dividends declared	(86)	-	-	-	-	-	(86)	(8)	(7)	(130)	(9)	(60)	(300)
Distribution reinvestment plan	2	-	-	-	-	-	2	-	-	-	-	-	2
Other	(2)	-	-	-	-	-	(2)	-	1	-	8	(6)	1
Change in period	238	75	-	(2)	5	(4)	312	-	24	217	-	34	587
Balance, as at September 30, 2017	$(141)	$(335)	$4,111	$(9)	$(24)	$26	$3,628	$511	$621	$5,565	$53	$2,609	$12,987

Balance, as at June 30, 2016	$(47)	$(373)	$4,025	$(8)	$(57)	$17	$3,557	$324	$599	$5,541	$56	$2,767	$12,844
Net income	(18)	-	-	-	-	-	(18)	5	6	3	-	(15)	(19)
Other comprehensive income	-	1	7	(2)	1	(1)	6	-	(9)	37	-	(8)	26
Capital contributions	-	-	-	-	-	-	-	-	-	289	-	-	289
Distributions or dividends declared	(74)	-	-	-	-	-	(74)	(5)	(6)	(32)	(6)	(58)	(181)
Distribution reinvestment plan	2	-	-	-	-	-	2	-	-	-	-	-	2
First MTO	(14)	16	-	-	-	-	2	-	-	(626)	-	-	(624)
Other	(12)	-	-	-	-	-	(12)	-	-	(1)	5	7	(1)
Change in period	(116)	17	7	(2)	1	(1)	(94)	-	(9)	(330)	(1)	(74)	(508)
Balance, as at September 30, 2016	$(163)	$(356)	$4,032	$(10)	$(56)	$16	$3,463	$324	$590	$5,211	$55	$2,693	$12,336

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)							Non-controlling interests
												Participating
											General	non-controlling
											partnership	interests - in a
				Actuarial						Participating	interest in	holding subsidiary
				losses on		Available-	Total	Preferred		non-controlling	a holding	- Redeemable
UNAUDITED	Limited	Foreign		defined		for-sale	limited	limited		interests - in	subsidiary	/Exchangeable
NINE MONTHS ENDED SEPTEMBER 30	partners'	currency	Revaluation	benefit	Cash flow	invest-	partners'	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	ments	equity	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2016	$(257)	$(404)	$4,124	$(8)	$(31)	$24	$3,448	$324	$576	$5,589	$55	$2,680	$12,672
Net income	6	-	-	-	-	-	6	21	19	29	-	5	80
Other comprehensive income (loss)	-	69	2	(1)	7	2	79	-	45	98	1	60	283
Preferred LP Units and LP Units issued
- (Note 10, 11)
Net proceeds	411	-	-	-	-	-	411	187	-	-	-	-	598
Adjustment	(63)						(63)	-	-	-	1	62	-
Capital contributions (Note 9)	-	-	-	-	-	-	-	-	-	281	-	-	281
Return of capital (Note 9)	-	-	-	-	-	-	-	-	-	(36)	-	-	(36)
Distributions or dividends declared	(243)	-	-	-	-	-	(243)	(21)	(19)	(390)	(26)	(183)	(882)
Distribution reinvestment plan	7	-	-	-	-	-	7	-	-	-	-	-	7
MTO adjustments	-	-	-	-	-	-	-	-	-	(5)	-	-	(5)
Other	(2)	-	(15)	-	-	-	(17)	-	-	(1)	22	(15)	(11)
Change in period	116	69	(13)	(1)	7	2	180	187	45	(24)	(2)	(71)	315
Balance, as at September 30, 2017	$(141)	$(335)	$4,111	$(9)	$(24)	$26	$3,628	$511	$621	$5,565	$53	$2,609	$12,987

Balance, as at December 31, 2015	$(485)	$(670)	$4,019	$(7)	$(30)	$-	$2,827	$128	$610	$2,587	$52	$2,559	$8,763
Net income	(10)	-	-	-	-	-	(10)	11	19	29	-	(8)	41
Other comprehensive (loss) income	-	280	13	(3)	(26)	16	280	-	30	535	5	237	1,087
Exchange of preferred shares -	-	-	-	-	-	-	-	49	(49)	-	-	-	-
Preferred LP Units and LP Units issued
Net proceeds	657	-	-	-	-	-	657	147	-	-	-	-	804
Adjustment	(85)	-	-	-	-	-	(85)	-	-	-	2	83	-
Capital contributions	-	-	-	-	-	-	-	-	-	2,333	-	-	2,333
Acquisition	-	-	-	-	-	-	-	-	-	1,417	-	-	1,417
Distributions or dividends declared	(206)	-	-	-	-	-	(206)	(11)	(19)	(73)	(18)	(175)	(502)
Distribution reinvestment plan	6	-	-	-	-	-	6	-	-	-	-	-	6
MTO adjustments	(31)	34	-	-	-	-	3	-	-	(1,617)	-	-	(1,614)
Other	(9)	-	-	-	-	-	(9)	-	(1)	-	14	(3)	1
Change in period	322	314	13	(3)	(26)	16	636	196	(20)	2,624	3	134	3,573
Balance, as at September 30, 2016	$(163)	$(356)	$4,032	$(10)	$(56)	$16	$3,463	$324	$590	$5,211	$55	$2,693	$12,336

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED	Three months ended Sep 30			Nine months ended Sep 30
(MILLIONS)	Notes	2017	2016	2017	2016
Operating activities
Net (loss) income		$(32)	$(19)	$80	$41
Adjustments for the following non-cash items:
Depreciation	7	202	210	600	593
Unrealized financial instrument loss	4	14	4	40	6
Share of earnings from
equity-accounted investments		(4)	(1)	(3)	(1)
Deferred income tax (recovery) expense	6	(4)	(43)	17	(2)
Other non-cash items		17	(7)	(14)	(19)
Dividends received from equity-accounted investments		2	3	5	6
Changes in due to or from related parties		5	9	(5)	28
Net change in working capital balances		4	14	26	(118)
		204	170	746	534
Financing activities
Long-term debt - borrowings	8	500	777	799	2,407
Long-term debt - repayments	8	(709)	(363)	(1,171)	(857)
Capital contributions from participating non-controlling
interests - in operating subsidiaries	9	232	289	281	2,333
Return of capital to participating non-controlling
interests - in operating subsidiaries	9	-	-	(36)	-
Acquisition of Isagen from non-controlling interests	9	-	(608)	(5)	(1,540)
Issuance of preferred limited partnership units	10	-	-	187	147
Issuance of LP Units	11	411	-	411	657
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries	9	(130)	(32)	(390)	(73)
To preferred shareholders		(7)	(6)	(19)	(19)
To preferred limited partners' unitholders	10	(8)	(4)	(19)	(8)
To unitholders of Brookfield Renewable or BRELP	9, 11	(151)	(136)	(440)	(386)
		138	(83)	(402)	2,661
Investing activities
Acquisitions	2	(280)	(8)	(280)	(2,886)
Cash and cash equivalents in acquired entity		-	-	-	117
Investment in:
Sustaining capital expenditures	7	(39)	(34)	(90)	(72)
Development and construction of renewable power
generating assets	7	(67)	(69)	(156)	(175)
Proceeds from disposal of assets	3	-	-	150	-
Investment in securities	4	9	43	(30)	(73)
Restricted cash and other		(2)	1	(24)	37
		(379)	(67)	(430)	(3,052)
Foreign exchange gain on cash		6	2	6	26
Cash and cash equivalents
(Decrease) increase		(31)	22	(80)	169
Balance, beginning of period		174	210	223	63
Balance, end of period		$143	$232	$143	$232
Supplemental cash flow information:
Interest paid		$116	$120	$421	$395
Interest received		$6	$11	$23	$31
Income taxes paid		$15	$18	$43	$35

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

brookfield renewable partners l.p.

notes to the INTERIM consolidated financial statements

The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in North America, Colombia, Brazil and Europe.

Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.

Brookfield Renewable’s non-voting limited partnership units (“LP Units”) are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable’s Class A Series 5, Series 7, Series 9 and Series 11 preferred limited partners’ equity are traded under the symbols “BEP.PR.E”, “BEP.PR.G”, “BEP.PR.I” and “BEP.PR.K” respectively, on the Toronto Stock Exchange.

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

1.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the December 31, 2016 audited consolidated financial statements.

Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed.  These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2016 audited consolidated financial statements.

The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year.

These interim consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on November 1, 2017.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, R$, £  and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling and Colombian pesos, respectively.

All figures are presented in millions of U.S. dollars unless otherwise noted.

(b) Basis of preparation

The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.

Consolidation

These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

(c) Future changes in accounting policies

The following table provides a brief description of accounting standards issued but not yet effective, none of which will be early adopted by Brookfield Renewable:

Standard	Description	Effective date	Effect on financial statements
In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”).

The standard reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows.

The new standard makes several improvements to IAS 39; mostly notably adopting a principle based approach to hedge accounting. While this does not change the type of hedging relationships or the requirement to measure ineffectiveness, it simplifies the application of hedge accounting and should allow for better alignment of risk management strategies with accounting presentation. Other changes include replacing the multiple financial asset impairment models in IAS 39 with a single model based on expected credit losses on all financial assets, and replacing the existing complex classifications structure with a business model approach based on the intent and nature of the cash flows.

The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with early adoption permitted.

The adoption of IFRS 9 is a significant initiative for Brookfield Renewable.

To date, Management has finalized the transition plan, has completed the initial exercise to identify potential areas of impact, and has catalogued and reviewed the existing hedging strategies. Management has also begun the process of updating hedge documentation and completed a review of current risk management policies and internal controls to align with the requirements for hedge accounting in the new standard. Next steps involve completing the classification of existing financial instruments and the suitability of existing IT systems as well as assessing new disclosure requirements. We are progressing as planned for the implementation of the standard.

No material adjustments required upon adoption have been noted to date, however further technical analysis and quantitative assessments are required to conclude on the overall impact.

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014.

IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract as well as requiring more informative and relevant disclosures. IFRS 15 applies to nearly all contracts with customers, unless covered by another standard, such as leases, financial instruments and insurance contracts.

In April 2016, the IASB issued amendments to IFRS 15, which provided additional guidance on the identification of performance obligations, on assessing principal versus agent considerations and on licensing revenue. The amendments also provide additional transition relief upon initial adoption of IFRS 15 and have the same effective date as the IFRS 15 standard.

The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with early adoption permitted.

The adoption of IFRS 15 is a significant initiative for Brookfield Renewable.

To date, Management has participated in strategic planning sessions with Brookfield Asset Management and developed an adoption plan. Management has also identified major revenue streams to be assessed, and is currently completing the process of accumulating, identifying and inventorying detailed information on major contracts that may be impacted by the changes at the transition date. Next steps involve completing the remaining analysis, testing controls around the implementation, assessing any potential impact to IT systems and internal controls, and reviewing the additional disclosure required by the standard. We are progressing as planned for the implementation of the standard.

Management currently anticipates adopting the standard using the modified retrospective approach. This method results in a cumulative catch-up adjustment to equity as of January 1, 2018 as if the standard had always been in effect. Based on the review completed to date which includes a majority of revenue under contract, management has not identified any material differences, however further technical analysis and quantitative assessments are required to conclude on the overall impact.

Management continues to evaluate the overall impact of IFRS 15 on the consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

IFRS 16, Leases (“IFRS 16”) was issued by the IASB on January 13, 2016.

IFRS 16 brings most leases onto the statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases and related interpretations. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application.

	The standard has a mandatory effective date for annual periods beginning on or after January 1, 2019, with early adoption permitted.	Management continues to evaluate the impact of IFRS 16 on the consolidated financial statements but it is not expected to have a material retrospective effect.

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

2.  ACQUISITIONS

The following investment was accounted for using the equity method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of acquisition.

European Storage

In August 2017, Brookfield Renewable, along with its institutional partners, acquired a 25% interest in a 2.1 GW pumped storage portfolio in the United Kingdom (“European Storage”). Brookfield Renewable retains an approximate 7% economic interest in the portfolio. Total consideration was £194 million ($248 million). The acquisition costs of £1 million ($1 million) were incurred. Brookfield Renewable has significant influence through its position in the business and, accordingly, equity accounts for the entity. See Note 12 – Equity-accounted investments.

The following investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of acquisition.

European Wind

In February 2017, Brookfield Renewable entered into an agreement to acquire, along with its institutional partners, a 100% interest in a 16 MW wind facility in Northern Ireland (“European Wind”).

In August 2017, Brookfield Renewable, along with its institutional partners, completed the acquisition of European Wind, which had achieved full commissioning in July of 2017. Accordingly, if the acquisition had taken place at the beginning of the year, the revenue from European Wind earned prior to the date of acquisition would have been immaterial. The total consideration was £24 million ($32 million). Brookfield Renewable retains an approximate 40% controlling interest in the asset. The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other.

The preliminary purchase price allocation, at fair value, with respect to the European Wind acquisition is as follows:

(MILLIONS)
Trade receivables and other current assets	$1
Property, plant and equipment, at fair value	37
Current liabilities	(4)
Deferred income tax liabilities	(2)
Fair value of net assets acquired	32
Purchase price	$32

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

3.  DISPOSAL OF assets

In March 2017, along with its institutional partners, Brookfield Renewable sold its interest in two wind facilities in Ireland, with a combined capacity of 137 MW, to a third party. Gross cash consideration consisted of €147 million ($155 million), inclusive of working capital adjustments. The resulting loss on disposition of €5 million ($5 million), net of €5 million ($5 million) of transaction costs, was recognized in the interim consolidated statements of income within Other. Brookfield Renewable’s interest was approximately 40%.

As a result of the disposition, the post-tax accumulated revaluation surplus of €44 million ($47 million) was reclassified from other comprehensive income directly to equity. Further, other comprehensive loss of €3 million ($3 million) post-tax on interest rate swaps which had been designated as hedges was reclassified to the interim consolidated statements of income.

Summarized financial information relating to the disposal of the facilities is shown below:

(MILLIONS)
Net proceeds, including working capital adjustments and transaction costs	$150
Carrying value
Assets	353
Liabilities	(198)
155
Loss on disposal	$(5)

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

4.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

RISK MANAGEMENT

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.

There have been no material changes in exposure to these risks since the December 31, 2016 audited consolidated financial statements.

Fair value disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities  measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	Sep 30, 2017				Dec 31
(MILLIONS)	Level 1	Level 2	Level 3	Total	2016
Assets measured at fair value:
Cash and cash equivalents	$143	$-	$-	$143	$223
Restricted cash(1)	238	-	-	238	250
Financial instrument assets(2)
Energy derivative contracts	-	5	-	5	8
Interest rate swaps	-	6	-	6	7
Foreign exchange swaps	-	2	-	2	49
Available-for-sale investments	172	-	-	172	136
Property, plant and equipment	-	-	25,346	25,346	25,257
Liabilities measured at fair value:
Financial instrument liabilities(2)
Energy derivative contracts	-	(1)	-	(1)	(5)
Interest rate swaps	-	(166)	-	(166)	(178)
Foreign exchange swaps	-	(92)	-	(92)	(45)
Contingent consideration(3)	-	-	(17)	(17)	(16)
Liabilities for which fair value is disclosed:
Long-term debt and credit facilities(2)	-	(10,691)	-	(10,691)	(10,870)
Total	$553	$(10,937)	$25,329	$14,945	$14,816

(1)       Includes both the current amount and long-term amount included in Other long-term assets.

(2)       Includes both the current and long-term amounts. See Note 8 – Long-term debt and credit facilities.

(3)       Amount relates to 2015 and 2014 business combinations with obligations lapsing in 2021 and 2024 respectively.

There were no transfers between levels during the nine months ended September 30, 2017.

Financial instruments disclosures

The aggregate amount of Brookfield Renewable’s net financial instrument positions are as follows:

	Sep 30, 2017			Dec 31, 2016
			Net Liabilities	Net Liabilities
(MILLIONS)	Assets	Liabilities	(Assets)	(Assets)
Energy derivative contracts	$5	$1	$(4)	$(3)
Interest rate swaps	6	166	160	171
Foreign exchange swaps	2	92	90	(4)
Available-for-sale securities	172	-	(172)	(136)
Total	185	259	74	28
Less: current portion	4	109	105	101
Long-term portion	$181	$150	$(31)	$(73)

(a)    Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable’s interim consolidated financial statements at an amount equal to fair

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

(b)    Interest rate hedges

Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.

(c)    Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

(d)     Available-for-sale

Brookfield Renewable’s available for sale assets consist of investments in publicly-quoted securities.

Available-for-sale securities are recorded on the statement of financial position at fair value, and are assessed for impairment at each reporting date.

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of (loss) income:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2017	2016	2017	2016
Energy derivative contracts	$1	$1	$1	$1
Interest rate swaps	(1)	(5)	(11)	(7)
Foreign exchange swaps - cash flow	(14)	-	(30)	-
	$(14)	$(4)	$(40)	$(6)

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of comprehensive income:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2017	2016	2017	2016
Energy derivative contracts	$1	$6	$23	$22
Interest rate swaps	5	2	4	(110)
Foreign exchange swaps - cash flow	-	-	-	14
	6	8	27	(74)
Foreign exchange swaps - net investment	(52)	(2)	(97)	(102)
Available-for-sale securities	(9)	10	2	43
	$(55)	$16	$(68)	$(133)

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive income:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2017	2016	2017	2016
Energy derivative contracts	$(6)	$(8)	$(22)	$(34)
Interest rate swaps	8	7	16	10
Foreign exchange swaps - cash flow	-	(6)	-	(6)
	2	(7)	(6)	(30)
Available-for-sale securities	-	(9)	-	(9)
	$2	$(16)	$(6)	$(39)

5.  segmented information

Brookfield Renewable operates renewable power generating assets, which include hydroelectric facilities and wind facilities located in North America, Colombia, Brazil and Europe. Brookfield Renewable also operates three pumped storage facilities, four biomass facilities and three Co-gen facilities.

Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of power generation (hydroelectric, wind, storage and other, which includes Co-gen and biomass).

Following the acquisition of European Storage, and as Brookfield Renewable continues to build out its storage business, the CODM has commenced the review of this segment on a standalone basis as the revenue streams are derived primarily from ancillary services and not generation revenues. The Storage segment will now include the pumped storage facility in North America, previously included in the hydroelectric segment. Comparative information has been reclassified to conform to the current year presentation.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of presentation and significant accounting policies of the December 31, 2016 audited consolidated financial statements. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.

Adjusted EBITDA means revenues less direct costs (including energy marketing costs) plus Brookfield Renewable’s share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs, distributions to preferred limited partners, and the cash portion of non-controlling interests.

Funds From Operations is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred limited partners.

The following segmented information is regularly reported to the CODM.

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

	Hydroelectric			Wind			Storage	Other(1)	Corporate	Total
	North			North
(MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil
For the three months ended September 30, 2017:
Revenues(2)	$243	$195	$71	$40	$22	$24	$-	$13	$-	$608
Adjusted EBITDA	153	105	52	28	11	22	4	9	(6)	378
Interest expense - borrowings	(61)	(42)	(8)	(13)	(6)	(4)	-	(1)	(23)	(158)
Cash portion of non-controlling interests	(10)	(40)	(4)	(4)	(4)	(10)	(1)	(5)	(7)	(85)
Funds From Operations	82	13	37	11	-	7	3	3	(65)	91
Depreciation	(74)	(33)	(42)	(27)	(18)	(3)	-	(5)	-	(202)
For the three months ended September 30, 2016:
Revenues(2)	$205	$206	$60	$42	$30	$11	$-	$26	$-	$580
Adjusted EBITDA	111	90	45	29	16	10	1	27	3	332
Interest expense - borrowings	(59)	(41)	(11)	(13)	(7)	(3)	-	(1)	(24)	(159)
Cash portion of non-controlling interests	(9)	(35)	(3)	(5)	(5)	(3)	-	(5)	(6)	(71)
Funds From Operations	41	12	28	11	4	3	1	21	(48)	73
Depreciation	(82)	(35)	(41)	(25)	(21)	(1)	-	(5)	-	(210)

(1)       Includes Co-gen and biomass.

(2)       North America revenues totaled $185 million and $98 million in the United States and Canada, respectively (2016: $168 million and $79 million).

	Hydroelectric			Wind			Storage	Other(1)	Corporate	Total
	North			North
(MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil
For the nine months ended September 30, 2017:
Revenues(2)	$882	$583	$211	$143	$80	$44	$-	$25	$-	$1,968
Adjusted EBITDA	629	305	161	106	48	40	6	9	(16)	1,288
Interest expense - borrowings	(182)	(133)	(25)	(39)	(18)	(11)	-	(3)	(66)	(477)
Cash portion of non-controlling interests	(61)	(119)	(13)	(15)	(20)	(16)	(1)	(3)	(19)	(267)
Funds From Operations	386	38	115	52	9	11	5	2	(180)	438
Depreciation	(217)	(99)	(121)	(78)	(57)	(11)	-	(17)	-	(600)
For the nine months ended September 30, 2016:
Revenues(2)	$807	$601	$158	$154	$101	$24	$-	$36	$-	$1,881
Adjusted EBITDA	565	272	116	115	61	21	3	20	(9)	1,164
Interest expense - borrowings	(170)	(108)	(27)	(40)	(22)	(10)	-	(2)	(68)	(447)
Cash portion of non-controlling interests	(69)	(128)	(10)	(20)	(24)	(5)	-	-	(19)	(275)
Funds From Operations	320	33	71	55	15	4	3	17	(153)	365
Depreciation	(239)	(91)	(104)	(76)	(63)	(8)	-	(12)	-	(593)

(1)       Includes Co-gen and biomass.

(2)       North America revenues totaled $673 million and $352 million in the United States and Canada, respectively (2016: $645 million and $316 million).

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

The following table reconciles Adjusted EBITDA and Funds From Operations, presented in the above tables, to net income as presented in the interim consolidated statements of net income (loss), for the three and nine months ended September 30:
	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2017	2016	2017	2016
Revenues	$608	$580	$1,968	$1,881
Other income	7	23	25	55
Share of cash earnings from equity-accounted investments	6	4	11	8
Direct operating costs	(243)	(275)	(716)	(780)
Adjusted EBITDA	378	332	1,288	1,164
Management service costs	(21)	(16)	(58)	(46)
Interest expense – borrowings	(158)	(159)	(477)	(447)
Current income taxes	(15)	(8)	(27)	(20)
Distributions to preferred limited partners	(8)	(5)	(21)	(11)
Cash portion of non-controlling interests
Participating non-controlling interests - in operating subsidiaries	(78)	(65)	(248)	(256)
Preferred equity	(7)	(6)	(19)	(19)
Funds From Operations	$91	$73	$438	$365
Add: cash portion of non-controlling interests	85	71	267	275
Add: distributions to preferred limited partners	8	5	21	11
Depreciation	(202)	(210)	(600)	(593)
Unrealized financial instruments loss	(14)	(4)	(40)	(6)
Share of non-cash loss from equity-accounted investments	(2)	(3)	(8)	(7)
Deferred income tax recovery (expense)	4	43	(17)	2
Other	(2)	6	19	(6)
Net (loss) income	$(32)	$(19)	$80	$41

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

The following table presents information on a segmented basis about certain items in Brookfield Renewable’s statement of financial position:
	Hydroelectric			Wind energy			Storage	Other(1)	Corporate	Total
	North			North
(MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil
As at September 30, 2017:
Property, plant and equipment, at fair value(2)	$14,302	$5,311	$2,241	$1,714	$1,074	$332	$-	$372	$-	$25,346
Total assets	14,734	6,442	2,530	1,791	1,174	379	376	407	192	28,025
Total borrowings	4,190	1,915	270	1,015	511	117	-	41	1,937	9,996
Total liabilities	6,836	3,347	459	1,289	734	119	11	51	2,192	15,038
For the nine months ended September 30, 2017:
Additions to property, plant and equipment	87	19	70	4	94	-	-	4	-	278
As at December 31, 2016:
Property, plant and equipment, at fair value(2)	$14,058	$5,275	$2,236	$1,726	$1,253	$334	$-	$375	$-	$25,257
Total assets	14,471	6,539	2,473	1,821	1,356	367	114	414	182	27,737
Total borrowings	3,975	1,924	260	1,006	627	120	-	41	2,229	10,182
Total liabilities	6,530	3,396	449	1,280	815	123	-	54	2,418	15,065
For the year ended December 31, 2016:
Additions to property, plant and equipment	971	4,812	217	7	73	1	-	18	-	6,099

(1)       Includes Co-gen and biomass.

(2)       North America property, plant and equipment totaled $9,891 million and $6,125 million in the United States and Canada, respectively (2016: $10,013 million and $5,771 million).

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

6.  Income taxes

Brookfield Renewable’s effective income tax rate was 35.5% for the nine months ended September 30, 2017 (2016: 30.5%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests’ income not subject to tax.

7.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Other(1)	Total(2)
As at December 31, 2016	$21,569	$3,313	$375	$25,257
Additions	176	61	4	241
Acquisitions through business combinations	-	37	-	37
Disposal(3)	-	(338)	-	(338)
Transfers and other	(8)	(2)	-	(10)
Items recognized through OCI
Change in fair value(4)	-	11	-	11
Foreign exchange	554	184	10	748
Items recognized through net income
Depreciation	(437)	(146)	(17)	(600)
As at September 30, 2017	$21,854	$3,120	$372	$25,346

(1)     Includes biomass and Co-gen.

(2)     Includes intangible assets of $14 million (2016: $14 million) and construction work in process (“CWIP”) of $678 million (2016: $663 million).

(3)     Sale of 137 MW wind portfolio in Ireland. See Note 3 - Disposal of Assets.

(4)     Completed a construction agreement for a wind development project in Europe which allowed Brookfield Renewable to determine fair value. Accordingly, CWIP associated with this project was revalued.

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

8.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations is presented in the following table:

	Sep 30, 2017			Dec 31, 2016
	Weighted-average			Weighted-average
	Interest	Term	Carrying	Interest	Term	Carrying
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)	value	rate (%)	(years)	value
Corporate borrowings
Series 3 (C$200)	5.3	1.1	$160	5.3	1.8	$149
Series 4 (C$150)	5.8	19.1	120	5.8	19.9	111
Series 7 (C$450)	5.1	3.0	361	5.1	3.8	334
Series 8 (C$400)	4.8	4.4	321	4.8	5.1	298
Series 9 (C$400)	3.8	7.7	321	3.8	8.4	298
Series 10 (C$500)	3.6	9.3	401	3.6	10.0	372
	4.5	6.6	$1,684	4.5	7.4	$1,562
Credit facilities	2.5	4.8	$259	1.9	4.5	$673
Subsidiary borrowings
Hydroelectric	6.4	8.3	$6,471	6.9	7.8	$6,249
Wind	4.7	12.6	1,614	4.6	13.1	1,735
Other	8.4	18.1	41	8.9	18.8	41
	6.1	9.2	$8,126	6.4	9.0	$8,025

Total debt(1)			10,069			10,260
Add: Unamortized premiums(2)			1			2
Less: Unamortized financing fees(2)			(74)			(80)
Less: Current portion			(726)			(1,034)
			$9,270			$9,148

(1)            The fair value of the total debt is $10,691 (December 31, 2016: $10,870).

(2)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 19  - Subsidiary Public Issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.

Subsidiary borrowings

Subsidiary borrowings are generally asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in North America and Europe consist of both fixed and floating interest rate debt. Brookfield Renewable uses interest rate swap agreements to minimize its exposure to floating interest rates. Subsidiary borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Subsidiary borrowings in Colombia include floating interest rates of Indicador Bancario de Referencia rate (“IBR”), the Banco

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

Central de Colombia short-term interest rate, or Colombian Consumer Price Index (“IPC”), the Banco Central de Colombia inflation rate, plus a margin.

In March 2017, Brookfield Renewable completed the refinancing of a $60 million bank loan associated with a 417 MW hydroelectric facility in Pennsylvania. The loan bears interest at LIBOR plus a margin of 3.75% and matures in March 2022.

In May 2017, Brookfield Renewable completed the refinancing associated with a 44 MW hydroelectric portfolio in New England by issuing notes for $65 million. The notes carry a 4.86% coupon rate and mature in May 2027.

In June 2017, Brookfield Renewable completed the refinancing associated with a 11 MW wind asset in Arizona by securing a $11 million bank loan. The loan has been fully hedged for an all-in rate of 5.28% and matures in June 2024.

In June 2017, Brookfield Renewable completed the financing associated with a 17 MW hydroelectric facility in Quebec by issuing notes for C$55 million ($43 million). The notes bear an all-in rate of 4.49% and mature in May 2044.

In July 2017, Brookfield Renewable completed the refinancing of a 360 MW hydroelectric portfolio in New England. The financing was a $475 million green bond bearing interest at 4.4% with a maturity in July 2032.

Credit facilities

In June 2017, Brookfield Renewable extended the maturity of $1,600 million of its corporate credit facilities by one year to June 30, 2022. The applicable margin is 1.20%. The credit facilities are used for general working capital purposes and issuing letters of credit. The credit facilities bear interest at the applicable banker’s acceptance rate, LIBOR or EURIBOR plus an applicable margin. The applicable margin is tiered on the basis of Brookfield Renewable’s unsecured long-term debt rating.

During the first quarter of 2017, the committed unsecured revolving credit facility provided by Brookfield Asset Management was increased to $400 million maturing in December 2017. Interest rate applicable on the draws is LIBOR plus 2%.

Brookfield Renewable and its subsidiaries issue letters of credit from some of their credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

The following table summarizes the available portion of credit facilities:

	Sep 30	Dec 31
(MILLIONS)	2017	2016
Authorized credit facilities	$2,090	$1,890
Draws on credit facilities(1)	(188)	(673)
Issued letters of credit	(199)	(250)
Available portion of credit facilities	$1,703	$967

(1)    Comprised of $188 million borrowed under unsecured corporate credit facilities guaranteed by Brookfield Renewable.  Excludes $71 million borrowed under a subscription credit facility made available to a Brookfield sponsored private fund.

During the three months ended September 30, 2017, Brookfield Renewable drew $71 million under a credit facility made available by a private fund sponsored by Brookfield Asset Management. The facility has an interest rate of LIBOR plus 1.5% and is unsecured.

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

9. Non-controlling interests

Brookfield Renewable’s non-controlling interests are comprised of the following:

Sep 30		Dec 31
(MILLIONS)	2017	2016
Participating non-controlling interests - in operating subsidiaries	$5,565	$5,589
General partnership interest in a holding subsidiary held by Brookfield	53	55
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,609	2,680
Preferred equity	621	576
	$8,848	$8,900

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating subsidiaries is as follows:

							Isagen
	Brookfield					Isagen	public
	Americas	Brookfield	Brookfield	The	Brookfield	institu-	non-con
Infrastructure		Infrastructure	Infrastructure	Catalyst	Energia	tional	-trolling
(MILLIONS)	Fund	Fund II	Fund III	Group	Renovável	investors	interests	Other	Total
As at December 31, 2015	$958	$1,441	$-	$121	$22	$-	$-	$45	$2,587
Net (loss) income	(18)	(16)	15	16	-	47	19	2	65
OCI	46	228	-	2	6	148	205	-	635
Capital contributions	-	74	1,074	-	-	1,473	-	-	2,621
Acquisition	-	-	-	-	-	-	1,417	-	1,417
Distributions	(23)	(73)	(7)	(12)	(2)	-	-	(2)	(119)
MTO adjustments	-	-	3	-	-	7	(1,627)	-	(1,617)
As at December 31, 2016	$963	$1,654	$1,085	$127	$26	$1,675	$14	$45	$5,589
Net (loss) income	(22)	(15)	25	11	-	28	-	2	29
OCI	5	28	19	-	1	42	-	3	98
Capital contributions	-	76	186	-	-	19	-	-	281
Return of capital	-	(36)	-	-	-	-	-	-	(36)
Distributions	(6)	(190)	(69)	(7)	(1)	(115)	-	(2)	(390)
Purchase of Isagen shares	-	-	-	-	-	-	(5)	-	(5)
Other	-	1	(1)	-	-	(1)	-	-	(1)
As at September 30, 2017	$940	$1,518	$1,245	$131	$26	$1,648	$9	$48	$5,565
Interests held by third parties	75-80%	50-60%	23-71%	25%	24-30%	53%	0.2%	21-50%

During the nine months ended September 30, 2017 Brookfield Renewable, together with its institutional partners, acquired an additional 3,358,523 shares in Isagen, increasing its interest to 99.76%. In accordance with IFRS 10, Consolidated Financial Statements, Brookfield Renewable is accounting for the additional interests in Isagen purchased subsequent to the initial investments as equity transactions related to the acquisition of non-controlling interest. The remaining 0.2% ownership interest in Isagen not held by Brookfield Renewable and its co-investors as at September 30, 2017 remains as non-controlling interest. The privatization of the Isagen portfolio was completed on March 31, 2017 and its shares were delisted from the Colombian Stock Exchange.

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels.

As at September 30, 2017, general partnership units, and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2016: 2,651,506) and 129,658,623 (December 31, 2016: 129,658,623), respectively.

Distributions

The composition of the distributions for the three and nine months ended September 30 is presented in the following table:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2017	2016	2017	2016
General partnership interest in a holding
subsidiary held by Brookfield	$2	$2	$4	$4
Incentive distribution	7	4	22	14
	$9	$6	$26	$18

Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	$60	$58	$183	$175
	$69	$64	$209	$193

Preferred equity

Brookfield Renewable’s preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

			Earliest	Dividends declared
		Cumulative	permitted	for the nine months ended
(MILLIONS EXCEPT	Shares	dividend	redemption	September 30		Sep 30	Dec 31
AS NOTED)	outstanding	rate (%)	date	2017	2016	2017	2016
Series 1 (C$136)	5.45	3.36	Apr 30, 2020	$3	$3	$109	$101
Series 2 (C$113)(1)	4.51	3.30	Apr 30, 2020	2	2	90	84
Series 3 (C$249)	9.96	4.40	Jul 31, 2019	6	6	200	185
Series 5 (C$103)	4.11	5.00	Apr 30, 2018	3	3	82	76
Series 6 (C$175)	7.00	5.00	Jul 31, 2018	5	5	140	130
	31.03			$19	$19	$621	$576

(1)       Dividend rate represents annualized distribution based on the most recent quarterly floating rate.

Class A Preference Shares – Normal Course Issuer Bid

In June 2017, the TSX accepted notice of BRP Equity’s intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to June 26, 2018, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, it is permitted to repurchase up to 10% of the total public float for each respective series of our Class A Preference Shares.

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

10. PREFERRED LIMITED PARTNERS’ EQUITY

Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred LP Units as follows:

			Earliest	Distributions declared
		Cumulative	permitted	for the nine months ended
(MILLIONS EXCEPT	Shares	distribution	redemption	September 30		Sep 30	Dec 31
AS NOTED)	outstanding	rate (%)	date	2017	2016	2017	2016
Series 5 (C$72)	2.89	5.59	Apr 30, 2018	$3	$3	$49	$49
Series 7 (C$175)	7.00	5.50	Jan 31, 2021	6	5	128	128
Series 9 (C$200)	8.00	5.75	Jul 31, 2021	6	3	147	147
Series 11 (C$250)	10.00	5.00	Apr 30, 2022	6	-	187	-
	27.89			$21	$11	$511	$324

On February 14, 2017, Brookfield Renewable issued 10,000,000 Class A, Series 11 Preferred Limited Partnership Units (the “Series 11 Preferred LP Units”) at a price of C$25 per unit for gross proceeds of C$250 million ($190 million). The holders of the Series 11 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.0% for the initial period ending April 30, 2022. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.82%, and (ii) 5.00%.

The holders of Series 11 Preferred Units will have the right, at their option, to convert their Series 11 Preferred Units into Class A Preferred Limited Partnership Units, Series 12 (the “Series 12 Preferred Units”), subject to certain conditions, on April 30, 2022 and on April 30 every five years thereafter. The holders of Series 12 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the sum of the 90-day Canadian Treasury Bill Rate plus 3.82%.

11. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at September 30, 2017, 180,315,877 LP Units were outstanding (December 31, 2016: 166,839,324) including 56,068,944 (December 31, 2016: 51,125,944) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.

During the three and nine months ended September 30, 2017, 72,948 and 229,553 LP Units, respectively (2016: 80,644 and 212,075 LP Units) were issued under the distribution reinvestment plan.

As at September 30, 2017, Brookfield Asset Management’s direct and indirect interest of 185,727,567 LP Units and Redeemable/Exchangeable partnership units represents approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 40% is held by public investors.

On an unexchanged basis, Brookfield holds a 31% direct limited partnership interest in Brookfield Renewable, a 42% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at September 30, 2017.

Issuance of LP Units

On July 6, 2017, Brookfield Renewable completed the issuance of 8,304,000 non-voting LP Units on a bought deal basis at a price of C$42.15 per LP Unit for gross proceeds of C$350 million ($271 million). Concurrently, Brookfield Asset Management purchased 4,943,000 LP Units at the offering price (net of underwriting commission). The aggregate gross proceeds of the offering and the concurrent private

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

placement was C$550 million ($422 million). Brookfield Renewable incurred C$15 million ($11 million) in related transaction costs inclusive of fees paid to underwriters.

The excess of the price received over the carrying value of the additional limited partnership units of BRELP purchased by Brookfield Renewable resulted in adjustments to the General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield of $1 million and $62 million, respectively. BRELP ultimately used the net proceeds to repay outstanding indebtedness and for general corporate purposes.

Distributions

The composition of the distribution for the three and nine months ended September 30 is presented in the following table:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2017	2016	2017	2016
Brookfield	$27	$23	$75	$60
External LP Unitholders	59	51	168	146
	$86	$74	$243	$206

In February 2017, unitholder distributions were increased to $1.87 per LP Unit on an annualized basis, an increase of nine cents per LP Unit, which took effect with the distribution payable in March 2017.

12. EQUITY-ACCOUNTED INVESTMENTS

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments :

	Sep 30	Dec 31
(MILLIONS)	2017	2016
Balance, beginning of period/year	$206	$197
Share of net income	3	-
Revaluation recognized through OCI	-	7
Dividends declared	(5)	(6)
Foreign exchange translation	19	7
Acquisition (Note 2)	248	-
Share of OCI	-	1
Balance, end of period/year	$471	$206

13. CASH AND CASH EQUIVALENTS

Brookfield Renewable’s cash and cash equivalents are as follows:

	Sep 30	Dec 31
(MILLIONS)	2017	2016
Cash	$115	$210
Short-term deposits	28	13
	$143	$223

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

14. RESTRICTED CASH

Brookfield Renewable’s restricted cash  is as follows:

	Sep 30	Dec 31
(MILLIONS)	2017	2016
Operations	$148	$135
Credit obligations	87	104
Development projects	3	11
Total	238	250
Less: non-current	(92)	(129)
Current	$146	$121

15. TRADE RECEIVABLES AND OTHER CURRENT ASSETS

Brookfield Renewable’s trade receivables and other current assets are as follows:

	Sep 30	Dec 31
(MILLIONS)	2017	2016
Trade receivables	$269	$262
Other short-term receivables	88	103
Prepaids and others	92	89
	$449	$454

16.  accounts payable and accrued liabilities

Brookfield Renewable’s accounts payable and accrued liabilities are as follows:

	Sep 30	Dec 31
(MILLIONS)	2017	2016
Operating accrued liabilities	$173	$147
Accounts payable	96	87
Interest payable on corporate and subsidiary borrowings	105	68
Deferred consideration	42	55
Acquisition related provisions	-	54
LP Unitholders’ distributions, preferred limited partnership unit
distributions and preferred dividends payable(1)	29	24
Other	23	32
	$468	$467

(1)       Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties.

During the nine months ended September 30, 2017, a successful resolution and settlement of the matters relating to provisions associated with the acquisition of Isagen in 2016 resulted in reversals to both Current income tax expense and Other in the Consolidated Statements of Income.

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

17.  Commitments, contingencies and guarantees

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2091.

In March 2017, Brookfield Renewable, together with its institutional partners, entered into agreements with TerraForm Power, Inc. (“TerraForm Power”) and TerraForm Global, Inc. (“TerraForm Global”), which together own approximately 3,600 MW of predominantly contracted renewable assets. Subsequent to quarter end, Brookfield Renewable, together with its institutional partners, acquired a 51% interest in TerraForm Power. TerraForm Power remains a Nasdaq-listed public company and is sponsored by Brookfield Asset Management. See Note 20 – Subsequent Events. The acquisition of 100% of TerraForm Global is subject to several closing conditions. There can be no guarantee as to when, or if, TerraForm Global will close. Brookfield Renewable’s commitment for TerraForm Global would be approximately $210 million, which it expects to fund through available liquidity.

The remaining development project costs on two Brazilian hydroelectric projects totaling 47 MW and two wind projects totaling 47 MW in Europe are expected to be $92 million. One hydroelectric project with a capacity of 28 MW and one wind project with a capacity of 28 MW are expected to be fully operational in 2017. The 19 MW hydroelectric project and 19 MW wind project are expected to be fully operational in 2018.

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 8 – Long-term debt and credit facilities.

Brookfield Renewable along with institutional investors has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. As at September 30, 2017, letters of credit issued by Brookfield Renewable along with institutional investors were $62 million (December 31, 2016: $66 million).

Brookfield Renewable’s subsidiaries and equity-accounted entities have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at September 30, 2017, letters of credit issued by Brookfield Renewable’s subsidiaries and equity-accounted entities were $510 million and $18 million, respectively (December 31, 2016: $483 million and $16 million, respectively).

Guarantees

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions,

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

18.  related party transactions

Brookfield Renewable’s related party transactions are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its subsidiaries.

Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2017. See Note 8 – Long-term debt and credit facilities for further details. Brookfield Asset Management had placed funds on deposit with Brookfield Renewable in the amount of $140 million during the first quarter of the current year, which was repaid prior to the end of the first quarter. The interest expense on the draws from the credit facility and the deposit totaled $1 million.

In 2011, on formation of Brookfield Renewable, Brookfield Asset Management transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects. An amount of $8 million has been paid relating to the commissioning of a 25 MW hydroelectric facility in Brazil.

The following table reflects the related party agreements and transactions in the interim consolidated statements of (loss) income:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2017	2016	2017	2016
Revenues
Power purchase and revenue agreements	$132	$95	$458	$414
Wind levelization agreement	3	1	6	6
	$135	$96	$464	$420
Direct operating costs
Energy purchases	$(1)	$(2)	$(6)	$(3)
Energy marketing fee	(6)	(6)	(18)	(17)
Insurance services	(4)	(5)	(14)	(15)
	$(11)	$(13)	$(38)	$(35)
Management service costs	$(21)	$(16)	$(58)	$(46)

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

19.  subsidiary public issuers

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable(1)	Equity	Finco	Entities(1)(2)	Subsidiaries(1)(3)	adjustments(4)	consolidated
As at September 30, 2017:
Current assets	$31	$409	$1,709	$520	$2,113	$(3,978)	$804
Long-term assets	4,155	266	-	18,333	27,485	(23,018)	27,221
Current liabilities	42	9	25	3,078	2,210	(3,978)	1,386
Long-term liabilities	-	-	1,678	268	12,469	(763)	13,652
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	5,565	-	5,565
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,609	-	-	2,609
Preferred equity	-	621	-	-	-	-	621
Preferred limited partners' equity	511	-	-	516	-	(516)	511
As at December 31, 2016:
Current assets	$26	$-	$1,581	$150	$2,092	$(2,942)	$907
Long-term assets	3,779	620	-	18,415	27,250	(23,234)	26,830
Current liabilities	33	9	19	2,971	1,644	(2,943)	1,733
Long-term liabilities	-	-	1,556	738	12,775	(1,737)	13,332
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	5,589	-	5,589
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,680	-	-	2,680
Preferred equity	-	576	-	-	-	-	576
Preferred limited partners' equity	324	-	-	324	-	(324)	324

(1)            Includes investments in subsidiaries under the equity method.

(2)            Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc. and Brookfield BRP Europe Holdings Limited, together the “Holding Entities”.

(3)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Holding Entities.

(4)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable(1)	Equity	Finco	Entities(1)(2)	Subsidiaries(1)(3)	adjustments(4)	consolidated
For the three months ended
September 30, 2017
Revenues	$-	$-	$-	$-	$608	$-	$608
Net (loss) income	(16)	5	-	(118)	151	(54)	(32)
For the three months ended
September 30, 2016
Revenues	$-	$-	$-	$-	$580	$-	$580
Net income (loss)	(13)	-	-	(24)	73	(55)	(19)
For the nine months ended
September 30, 2017
Revenues	$-	$-	$-	$-	$1,968	$-	$1,968
Net income (loss)	27	6	-	(207)	521	(267)	80
For the nine months ended
September 30, 2016
Revenues	$-	$-	$-	$-	$1,881	$-	$1,881
Net income (loss)	1	-	-	(4)	326	(282)	41

(1)            Includes investments  in subsidiaries under the equity method.

(2)            Includes the Holding Entities.

(3)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Holding Entities.

(4)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

See Note 8 – Long-term debt and credit facilities for additional details regarding the medium-term corporate notes issued by Finco. See Note 9 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

20.  subsequent eventS

On October 5, 2017, Brookfield Renewable completed financing associated with a 47 MW portfolio of wind farms in Ireland by securing €78 million ($92 million) of long-term debt, €6 million ($8 million) working capital facility and €4 million ($4 million) debt reserve facility. The long-term debt matures in 2032 and bears interest at EURIBOR plus a margin of 1.5%.

On October 16, 2017, along with its institutional partners, Brookfield Renewable closed the previously announced acquisition of a 51% interest in TerraForm Power for a total net investment of $656 million. TerraForm Power is a large scale diversified portfolio of solar and wind assets located predominately in the U.S. Brookfield Renewable retains an approximate 16% economic interest in TerraForm Power for a total net investment of $203 million.

On October 17, 2017, Brookfield Renewable completed the pricing of a $305 million refinancing, at an all-in interest rate of 4.29% and term of 13-years, associated with an 872 MW portfolio of hydroelectric facilities in New York which is scheduled to close in the fourth quarter of 2017.

Brookfield Renewable Partners L.P.                                                                    Q3 2017 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE PARTNERS L.P.

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